CERTIFICATE OF AMENDMENT
                                       TO
                            ARTICLES OF INCORPORATION
                                       FOR
                           NEVADA PROFIT CORPORATIONS


1.   Name of corporation: Ibonzi.com, Inc.

2. The articles have been amended as follows (provide article numbers, if available):

     Article  I  Name.  The  name  of  the   corporation   (hereinafter   called
     "Corporation") is China Global Development, Inc.

     Article IV Capitalization. Following a 1:100 reverse split, the Articles are amended to reauthorize 100,000,000 shares of common stock having a par value of $.001 per share and 10,000,000 shares of preferred stock having a par value of $.001 per share.

3. The vote by which the stockholders holding shares in the corporation entitling them to exercise at least a majority of the voting power, or such greater proportion of the voting power as may be required in the case of a vote by classes or series, or as may be required by the provisions of the articles of incorporation have voted in favor of the amendment is: 1,000 shares.*

4.   Officer Signature (Required):

     /s/ Hank Vanderkam-Secretary
     -----------------------------

* If any proposed amendment would alter or change any preference or any relative or other right given to any class or series of outstanding shares, then the amendment must be approved by the vote, in addition to the affirmative vote otherwise required, of the holders of shares representing a majority of the voting power of each class or series affected by the amendment regardless of limitations or restrictions on the voting power thereof.

IMPORTANT: Failure to include any of the above information and the remit the proper fees may cause this filing to be rejected.